ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
7 June to 11 July 2008

DATE	DETAILS
10.7.08	Directors Interests- Philip Aiken purchases holding

8.7.08	Directors Interests — Share Incentive Plan — monthly update

1.7.08	Voting Rights and Capital (NGplc monthly update)

1.7.08	Director Interests- Steve Holliday exercises Sharesave

30.6.08	Annual Information Update (released late on Friday 27th June)

27.6.08	Director Share Interests- Maria Richter purchases.

26.6.08	Director Share Interests- Performance Share Plan and National Grid Share Matching Plan

25.6.08	Director Share Interests- Bob Catell purchases

17 and 23.6.08	Voting Rights and Capital (Transfers of shares out of Treasury)

13.6.08	Directors interests- Deferred Share Plan Awards

11.6.08	Directors Interests — Share Incentive Plan — monthly update

9.6.08	Voting Rights and Capital (Transfer of shares out of Treasury)

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 9,10,11,12,13,16,17,18,19,20,23,24,25,26,27 and 30 June and 1,2,3,4,7,8,9,10 and 11 July 2008-in respect of repurchases on each preceding business day.

During the period a separate ‘same day’ National Grid plc Form 6-k was sent as follows:

17 June 2008- ‘Annual Report and Accounts Published’.

Also, on 27 June 2008; Niagara Mohawk Power Corporation
filed a 6-k in respect of senior notes- compliance.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
7 June to 11 July 2008

National Grid plc (‘National Grid’)

10th July 2008

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Philip Aiken has today confirmed having purchased an initial holding totalling 2,000 shares. Of this total, 1,000 were purchased yesterday (9th July) at 688.95p and a further 1,000 were purchased today at 671.9p.

—

Contact: D C Forward 0207 004 3226

National Grid plc (“NG”)

8th July 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,174 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on Monday 7th July, at a price of 658.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	489,254 Ordinary Shares

Steven Holliday	1,037,471 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

1 July 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at close of 30 June 2008 consists of 2,581,913,516 ordinary shares, of which 97,989,999 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,483,923,517 shares with voting rights.

The figure of 2,483,923,517 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

1 July 2008

National Grid plc

Directors’ Interests in National Grid plc Ordinary Shares

National Grid plc has today received confirmation of the following dealing by Steve Holliday:

National Grid Sharesave Scheme

On 30th June 2008 Steve Holliday exercised a Sharesave option, granted to him in December 2002 over 4,692 shares, at an option price of 350p on its five year maturity.

His total interest remains unchanged.

Contact: Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223).

27 June 2008

National Grid plc (‘National Grid’ or ‘NGplc’)

And
National Grid Gas plc (NGG)
National Grid Gas Holdings plc (NGGH)- to September 2007 only
National Grid Electricity Transmission plc (NGET)
NGG Finance plc (‘NGGF’)
National Grid USA (NGUSA)

-Annual Information Update

This Annual Information Update is issued on the issue of the National Grid Report and Accounts 2008 and contains information in respect of National Grid and the group entities headlined above as specified in this document.

It is required by and being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A:

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS
27.6.08	Director Share Interests- Maria Richter purchases.

26.6.08	Director Share Interests- Performance Share Plan and National Grid Share Matching Plan

25.6.08	Director Share Interests- Bob Catell purchases

17 and 23.6.08.	Voting Rights and Capital (Transfer of shares out of Treasury)

17.6.08	Annual Report and Accounts Published

13.6.08	Directors interests- Deferred Share Plan Awards

11.6.08	Directors Interests — Share Incentive Plan — monthly update

4 and 9.6.08	Voting Rights and Capital (Transfer of shares out of Treasury)

2.6.08	Voting Rights and Capital (NGplc monthly update)

2.6.08	First June RNS for Treasury Repurchases: followed by announcements on
3, 4, 5, 6, 9, 10, 11, 12, 13, 16, 17, 18, 19, 20, 23, 24, 25, 26 and 27
June in respect of repurchases on each preceding business day.

29.5.08	Voting Rights and Capital (Transfer of shares out of Treasury)

23.5.08	Director Interests on Appointment – P Aiken ‘Nil Return’

15.5.08	Voting Rights and Capital (Transfer of shares out of Treasury)

15.5.08	National Grid plc- Results for the year ended 31 March 2008 [also released in the names of NGET, NGG, NGGF — as ‘National Grid plc- annual results’]

13.5.08	NGG. Publication of Final Terms: EUR 750m 5.125% Instruments due May 2013

12.5.08	NGG Publication of Final Terms: £300m 6.00% Instruments due May 2038

8.5.08	Directors Interests — Share Incentive Plan — monthly update

2.5.08	NGG Publication of Final Terms (Rumanian 40m 8.60% Instruments due 2020)

1.5.08	Voting Rights and Capital (NGplc monthly update)

1.5.08	First May RNS for Treasury Repurchases: followed by announcements on 2, 6, 7, 8, 9, 12, 13, 14, 15, 16, 19, 20, 21, 22, 27, 28, 29 and 30 May in respect of repurchases on each preceding business day.

24.4.08	Director’s share interests- K Harvey update

15.4.08	Voting Rights and Capital (Transfer of shares out of Treasury)

8.4.08	Directors Interests — Share Incentive Plan — monthly update

3.4.08	Voting Rights and Capital (Transfer of shares out of Treasury)

2.4.08	NGG Issue of EUR 27.3m 4.86% instruments due 2009

1.4.08	Voting Rights and Capital (NGplc monthly update and year end)

1.4.08	Sale of Ravenswood Generating Station for $2.9 Billion

1.4.08	First April RNS for Treasury Repurchases: followed by announcements on 2,3,4 7,8,9,10,11,14,15,16,17,18,21,22, 23,24,25,28,29 and 30 April in respect of repurchases on each preceding business day.

31.3.08	Board Change – Edward Astle

28.3.08	Directors share interests- Bob Catell and Nick Winser

17.3.08	Extension of Prohibited Period Share Repurchase Programme

12.3.08 And 27.3.08	Voting Rights and Capital (Transfer of shares out of Treasury)

11.3.08	Directors Interests — Share Incentive Plan – monthly update

6.3.08	Directors interests- Performance Share Plan – Lapse of Awards

6.3.08	Voting Rights and Capital (Transfer of shares out of Treasury)

4.3.08	Directors Interests- Linda Adamany purchases holding

3.3.08	Voting Rights and Capital (end month of February-update)

3.3.08	Prospectus for NGUSA Medium Term Note Programme; and NGG Euro Medium Term Note Programme.

3.3.08	—First March RNS for Treasury Repurchases: followed by announcements on 4, 5, 6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 25, 26, 27, 28 and 31
March in respect of repurchases on each preceding business day.

26.2.08	Director’s share purchase (Sir John Parker)

26.2.08	Prospectus for NGG Euro 10bn Medium Term Note Programme published

25.2.08	National Grid to appeal Competition Act decision on Metering

19.2.08	NGG EUR 15.5m 4.291% Instruments due 09 – Final Terms

18.2.08	Voting Rights and Capital (Transfer of shares out of Treasury)

11.2.08	NGG Euro Medium Term Note Programme –Debt issue

11.2.08	Blocklisting Six Monthly Return

8.2.08	Directors Interests — Share Incentive Plan — monthly update

8.2.08	Publication of Final Terms (NGG EMTN)]

4.2.08	Voting Rights and Capital (Transfer of shares out of Treasury)

4.2.08	Three issues of debt for NGET, NGG and NGUSA

1.2.08	—First February RNS for Treasury Repurchases: followed by
announcements on 4, 5, 6, 7, 8, 11, 12, 13, 14,15, 18, 19, 20, 21, 22,
25, 26, 27, 28, and 29 February in respect of repurchases on each preceding business day.

31.1.08	National Grid plc Interim Management Statement for the period 1 October 2007 to 30 January 2008

31.1.08	Voting Rights and Capital (end month update)

29.1.08	Cancellation of NG Deferred Shares (fractions on B share conversion-Sept 07)

25.1.08	Directors Interests- Dividend Reinvestment (NG interim for 08/09)

23.1.08	NGUSA issue of debt (Yen 4.5n)- Medium Term Note Programme

18.1.08	National Grid Property to be Retained

14.1.08	Voting Rights and Capital (Transfer of shares out of Treasury) Also 21/23 Jan

10.1.08	NGG Medium Term Note Programme- issue of debt

8.1.08	Directors Interests — Share Incentive Plan — monthly update

3.1.08	Voting Rights and Capital (Transfer of shares out of Treasury)

3.1.08	—First January RNS for Treasury Repurchases: followed by
announcements on 4, 7, 8, 9, 10, 11, 14, 15, 16, 17, 18, 22, 23, 24, 25,
28, 29, 30 and 31 January in respect of repurchases on each preceding business day.

2.1.08	Voting Rights and Capital (end month update)

2008	– above here

28.12.07	Directors Interests- Sharesave Scheme Grant of options

21.12.07	Voting Rights and Capital (Transfer of shares out of Treasury to Sharescheme Trustee)

20.12.07	Major Interests- Legal and General total group position reaches 5.56%

18.12 .07	Voting Rights and Capital (Transfer of shares out of Treasury)

18.12.07	UK Gas Distribution Regulatory Price Controls: Final Proposals

14.12.07	Voting Rights and Capital (Transfer of shares out of Treasury)

13.12.07	NGUSA- issue of Debt- Medium Term Note Programme

12.12.07	Directors Interests — Share Incentive Plan — monthly update

12.12.07	Publication of Final Terms (NGUSA Euro Medium Term Note Programme)

11.12.07	Financial Timetable- Update

3.12.07	Publication of Prospectus (NGUSA Euro Medium Term Note Programme)

3.12.07	Voting Rights and Capital (Transfer of shares out of Treasury)

3.12.07	—First December RNS for Treasury Repurchases: followed by
announcements on 4, 5, 6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 21, 24,
28 and 31 December in respect of repurchases on each preceding business day.

29.11.07	Directors Interests- Performance Share Plan/ Special Retention Award Plan

23.11.07	Voting Rights and Capital (Transfer of shares out of Treasury)

16.11.07	Directors Interest- Bob Catell share purchase

15.11.07	National Grid plc — Results for the six months ended 30 September 2007 [also released in the names of NGET, NGG, NGGF-as ‘Parent Company Results’]

13.11.07	Voting Rights and Capital (Transfer of shares out of Treasury)

9.11.07	Directors Interests — Share Incentive Plan — monthly update-

1.11.07	—First November RNS for Repurchases: followed by announcements on 2,
5, 6, 7, 8, 9, 12, 13, 14, 15, 16, 19, 20, 21, 22, 23, 26, 27, 28, 29
and 30 November in respect of repurchases on each preceding business day.

31.10.07	Voting Rights and Capital (Treasury transfer and end-October update)

29.10.07	NGG Issue of debt- Medium Term Note Programme

24.10.07	NGG Publication of final Terms

18.10.07	National Grid US investor seminar

16.10.07	Voting Rights and Capital (Transfer of shares out of Treasury)

9.10.07	Directors Interests — Share Incentive Plan — monthly update -

8.10.07	Legal and General- Interests- up to 5.1%

5.10.07	Voting Rights and Capital (Transfer of shares out of Treasury)

4.10.07	Directors Interests in shares- following ‘B share conversion’ (similar for NGGH)

2.10.07	Legal and General- Interests reduced to 4.55%

2.10.07	Director Interests on Appointment – Bob Catell Nil Return

1.10.07	—First October RNS for Repurchases: followed by announcements on 2,
3, 4, 5, 8, 9, 10, 11, 12, 15, 16, 17, 18, 19, 22, 23, 24, 25, 26, 27,
30 and 31 October in respect of repurchases on each preceding business day.

1.10.07	Voting Rights and Capital (end September update)

25.9.07	Voting Rights and Capital (Transfer of shares out of Treasury)

25.9.07	Appointment of Robert B Catell as Director- Confirmation

25.9.07	Application to List New Shares- re B share conversion

18.9.07	B Share Conversion

11.9.07	Voting Rights and Capital (Transfer of shares out of Treasury)

10.9.07	Directors Interests — Share Incentive Plan — monthly update

7.9.07	NGG- RNS and Prospectus- 364m 7% Fixed Bonds 2024; £214m Bonds 2009; and £403m 4.1875%. Bonds 2022, published.

7.9.07	NGG and NGGH – Bond issuer substitution: no remaining listed debt for NGGH- no more National Grid Gas Holdings plc (‘NGGH’) releases from this point

4.9.07	Voting Rights and Capital (Transfer of shares out of Treasury)

4.9.07	Director Interest- Mark Fairbairn exercises Sharesave (similar for NGGH)

3.9.07	Prohibited Period Share Repurchase Programme

3.9.07	Voting Rights and Capital (end-August Update)

4.9.07	—First September RNS for Repurchases: followed by announcements on 5,
6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 21, 24, 25, 26 and 28
September in respect of repurchases on each preceding business day.

31.8.07	Voting Rights and Capital (Transfer of shares out of Treasury)

31.8.07	Basslink Sale- Completion

28.8.07	Director interests- DRIP operation for M Fairbairn and Sir J Parker.

24.8.07	Voting Rights and Capital (Transfer of shares out of Treasury)

24.8.07	Director Interests- M Fairbain and S Lucas- Trustee dividend reinvestment

24.8.07	Keyspan Acquisition two announcements on closing day-

23.8.07	New York PSC approves Keyspan Acquisition-

22.8.07	NGG £75m 1.5803% Instruments due 2052 – Publication of Final Terms

21.8.07	Voting Rights and Capital (Transfer of shares out of Treasury)

21.8.07	B Share Dividend

17.8.07	Director Interests on Appointment — Tom King Nil Return

15.8.07	Legal and General- Interest over 5%.

13.8.07	Voting Rights and Capital (Transfer of shares out of Treasury)

13.8.07	Blocklisting Six Monthly Return

8.8.07	Directors Interests — Share Incentive Plan — monthly update [Similar-for NGGH]

2.8.07	Director Interests- Maria Richter purchases shares

2.8.07	Publication of Prospectus; National Grid plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

1.8.07	—First August RNS for Repurchases: followed by announcements on 2, 3,
6, 7, 8, 10, 13, 14, 15, 16, 17, 20, 21, 22, 23, 24, 28, 29, 30 and 31
August in respect of repurchases on each preceding business day.

31.7.07	-Agreed Sale of Basslink Electricity Interconnector; -AGM poll results Voting Rights and Capital- Update

30.7.07	National Grid plc Interim Management Statement for the period 1 April 2007 to 27 July 2007

3.7.07	—First July RNS for Repurchases: followed by announcements on 4, 5, 6, 12, 13, 16, 17, 18, 19, 20, 24, 25, 26, 27 and 30 July in respect of repurchases on each preceding business day.

19.7.07	Director’s Interests- Mark Fairbairn exercises Executive Options

16.7.07	Voting Rights and Capital (Transfer of shares out of Treasury)

13.7.07	Update on National Grid Acquisition of Keyspan (New Hampshire approval)

12.7.07	National Grid appoints US Board Director- Tom King

10.7.07	NGplc Repurchase of shares for cancellation (on 9 July). And 11.7.07 Repurchase (on 10 July).

10.7.07	Directors Interests — Share Incentive Plan — monthly update [Similar-for NGGH]

9.7.07	(Further) Update On National Grid Acquistion of Keyspan

6.7.07	Update on National Grid Acquisition of Keyspan

2.7.07	Total voting rights (NGplc monthly update) and transfer from ‘Treasury’ to sharescheme participants.

2.7.07	B share dividend

29.6.07	Directors Interests – Performance Share Plan operation [Similar for NGGH]

28.6.07	Treasury Repurchase of shares (on 27 June). And 29.6.07 Final Treasury Repurchase of shares (on 28 June)

28.6.07	Transaction in own shares: Prohibited period share repurchase programme.

21.6.07	Annual Information Update (also issued in names of NGET, NGGH and NGG)

20.6.07	NG plc — Treasury Repurchase of shares (on 19 June). And 21.6.07 Treasury Repurchase of shares (on 20 June).

20.6.07	Director Interests- M Fairbairn exercises Sharematch Award and part-disposal (also issued for NGGH).

19.6.07	Annual Report and Accounts Published

19.6.07	Director Interests- S Lucas exercises Sharematch Award and part-disposal. [Similar for NGGH]

15.6.07	Directors’ interests- Deferred Share Plan Awards [Similar for NGGH]

1.6.07	—First June NGplc Repurchase announcement: followed by announcements on 4, 5, 6, 7, 8, 11, 12, 13, 15, 18, 19, 20, 21, 25, 26 and 27 June in respect of repurchases on each preceding business day.

20.6.07	Director Interests- M Fairbairn exercises Sharematch Award and part-disposal.

8.6.07	Directors Interests — Share Incentive Plan — monthly update [Similar-for NGGH]-

7.6.07	Director Interests- N Winser exercises Sharematch Award and part-disposal

1.6.07	Total voting rights (NGplc monthly update).

21.5.07	NG plc — Repurchase of shares (on 18 May): followed by announcements on 22, 23, 25, 29 and 30 May in respect of repurchases on each preceding business day.

17.5.07	National Grid plc — Results for the year ended 31 March 2007[also released in the names of NGET, NGG, NGGF and NGGH -as ‘National Grid plc- annual results’]

10.5.07	Directors Interests — Share Incentive Plan — monthly update [Similar-for NGGH]

30.4.07	Total voting rights (NGplc monthly update).

27.4.07	Keyspan Update

12.4.07	Directors Interests — Share Incentive Plan — monthly update [Similar-for NGGH]

5.4.07	NGG — Publication of Final Terms

4.4.07	NGET — Publication of Final Terms

3.4.07	Disposal- National Grid Wireless

3.4.07	Total voting rights (NGplc monthly update).

3.4.07	NGG — Publication of Final Terms

############################################################

Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period from 1 April 2007 to the present, National Grid plc made the following filings:

Forms 88(2) in respect of various allotments of shares under the National Grid Share Schemes.

Forms 169 in respect of various market repurchases, and the subsequent cancellation, of ordinary shares.

Forms 169 (1B) in respect of various market repurchases of shares and their transfer into Treasury.

Forms 169A (2) in respect of various transfers of repurchased shares; from Treasury to Sharescheme participants.

5.4.07 and 5.4.08- Annual Returns.

2.4.07 Directors Particulars changed

17.7.07 Annual Report and Accounts (2006/07).

August 07 Memorandum of Association. And filing of other general meeting resolutions passed for 2007.

11.8.07 Director Resignation (Paul Joskow)

21.8.07 Director Appointed (Tom King)

28.9.07 Director Appointed (Bob Catell)

16.11.07 Interim accounts to 30 September 2007.

30.1.08 Conversion of ‘B’ shares into additional ordinary shares

27.3.08 Directors particulars changed.

9.4.08 Directors particulars changed

19.5.08 Director Resigned (Edward Astle)

23.5.08	Director Appointed (Philip Aiken)

############################################################

Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 6-K dated April 3, 2007
National Grid plc Form 6-K dated May 4, 2007
National Grid plc Form 6-K dated May 17, 2007
National Grid plc Form 6-K dated June 1, 2007
National Grid plc Forms 6-K dated June 19, 2007
National Grid plc Forms 6-K dated June 19, 2007
National Grid plc Form 6-K dated July 6, 2007
National Grid plc Form 6-K dated July 9, 2007
National Grid plc Form 6-K dated July 12, 2007
National Grid plc Form 6-K dated July 30, 2007
National Grid plc Form 6-K dated July 31, 2007
National Grid plc Form 6-K dated August 15, 2007
National Grid plc Form 6-K dated August 23, 2007
National Grid plc Form 6-K dated August 24, 2007
National Grid plc Form 6-K dated August 24, 2007
National Grid plc Form 6-K dated October 9, 2007
National Grid plc Form 6-K dated November 8, 2007
National Grid plc Form 6-K dated November 14, 2007
National Grid plc Form 6-K dated November 15, 2007
National Grid plc Form 6-K dated December 13, 2007
National Grid plc Form 6-K dated December 18, 2007
National Grid plc Form 6-K dated January 18, 2008
National Grid plc Form 6-K dated January 31, 2008
National Grid plc Form 6-K dated February 1, 2008
National Grid plc Form 6-K dated February 12, 2008
National Grid plc Form 6-K dated February 25, 2008
National Grid plc Form 6-K dated March 4, 2008
National Grid plc Form 6-K dated March 31, 2008
National Grid plc Form 6-K dated April 1, 2008
National Grid plc Form 6-K dated April 4, 2008
National Grid plc Form 6-K dated May 9, 2008
National Grid plc Form 6-K dated May 15, 2008
National Grid plc Form 6-K dated June 9, 2008
National Grid plc Form 6-K dated June 17, 2008
National Grid plc Form 6-K dated June 17, 2008
National Grid plc Form 20-F dated June 17, 2008 for the fiscal year ended March 31, 2008

Form S-8 (Registration Statement) filed March 20, 2008
Form 11-K (for Thrift I plan) filed June 27, 2007
Form 11-K (for Thrift II plan) filed June 27, 2007

Niagara Mohawk Power Corp 10-K dated June 28, 2007
Niagara Mohawk Power Corp 8-K dated August 7, 2007
Niagara Mohawk Power Corp 10-Q dated August 14, 2007
Niagara Mohawk Power Corp 8-K dated October 15, 2007
Niagara Mohawk Power Corp 8-K dated November 9, 2007
Niagara Mohawk Power Corp 6-K dated June 27 2008

—
Contact for further information: D C Forward, Assistant Secretary 0207 004 3226

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) as appropriate.

27 June 2008
National Grid plc (NG)
—
Directors’ Share Purchase

We have been notified that Maria Richter, Non-Executive Director of NG, today acquired an interest in a further 2,000 NG ordinary shares, purchased by her husband at a price of 648 pence per share.
This transaction increases her total interest to 5,255 NG ordinary shares.

26th June 2008
National Grid plc (National Grid )

Notification of Directors’ Interests

Performance Share Plan

On 25 June 2008, the following directors were granted an award of shares in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 667.9967p and an ADS shares price of $65.4211. The extent to which awards will vest will depend upon the company’s performance against the relevant conditions. Subject to performance, the shares will vest in June 2011 and will be transferred to participants net of deductions on 25 June 2012.

	Director	Number of Shares/ADSs*
1.	Steve Holliday	276,947
2.	Steve Lucas	157,186
3.	Mark Fairbairn	138,324
4.	Nick Winser	138,413
5.	Bob Catell	39,146	*
6.	Tom King	32,099	*

—
National Grid Share Matching Plan

Today, the Trustee of the National Grid 1996 Group Employee Share Trust (ESOP) confirmed that, on 25 June 2008, the following directors exercised their matching awards, over NG ordinary shares, granted to them under the National Grid Share Matching Scheme operation in June 2005 (at nil cost to exercise).

		Shares sold to meet
	Matching Award	statutory	Share price of
Director	exercised	deductions	disposal	Shares Retained
Steve Holliday	9,983	4,102	663p	5,881
Steve Lucas	14,778	6,072	663p	8,706
Mark Fairbairn	2,134	877	663p	1,257
Nick Winser	11,581	None	N/A	11,581

—

The total share interests of the above directors, following these changes, are:

	Director	Number of Shares/ADSs*
1.	Steve Holliday	1,037,452
2.	Steve Lucas	745,948
3.	Mark Fairbairn	489,235
4.	Nick Winser	629,299
5.	Bob Catell	67,455	*
6.	Tom King	96,435	*

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid plc

25th June 2008

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Yesterday, 24th June 2008, Bob Catell purchased a further 1,000 ADRs in the US at $66.18 each (equivalent to 5,000 ordinary shares).

This takes his total interest to 28,309 ADRs (equivalent to 141,545 ordinary shares- comprised of options over 121,545 shares and a total of 20,000 held beneficially).

—
Contact: D C Forward
Assistant Secretary
0207 004 3226

17th June 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 19,506 shares held in Treasury were transferred to share scheme participants on 16th June. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at close of 16 June 2008 consists of 2,581,913,516 ordinary shares, of which 91,293,892 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,490,619,624 shares with voting rights.

The figure of 2,490,619,624 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

Monday 23rd June 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified last Friday that 250,000 shares held in Treasury were transferred to share scheme trustees, on 20th June. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at close of 20 June 2008 consists of 2,581,913,516 ordinary shares, of which 93,248,892 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,488,664,624 shares with voting rights.

The figure of 2,488,664,624 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

13 June 2008

National Grid plc (National Grid )

Notification of Directors’ Interests

Deferred Share Plan

On 12 June 2008, the following directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) under the National Grid Deferred Share Plan, calculated by reference to a share price of 697.48p or an ADS price of $68.1174. The awards will vest on the third anniversary of the date of grant (June 2011). The shares will be transferred to participants net of deductions as soon as practicable thereafter.

Director	Number of ADSs
Bob Catell	7,225
Tom King	4,843

Director	Number of Shares
Mark Fairbairn	40,646
Steve Holliday	85,307
Steve Lucas	47,263
Nick Winser	36,008

The total share interests of the above directors, following these changes, are:

Director	Number of ADSs
Bob Catell	27,309
Tom King	64,336

Director	Number of shares
Mark Fairbairn	351,788
Steve Holliday	764,607
Steve Lucas	594,834
Nick Winser	490,886

Contact: D C Forward,
Assistant Secretary
(0207 004 3226)

National Grid plc (“NG”)

11th June 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 38,940 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Monday 9th June, at a price of 710 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	18 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	311,142 Ordinary Shares

Steven Holliday	679,300 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

Monday 9th June 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified last Friday that 38,953 shares held in Treasury were transferred to share scheme participants on 6th June. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at close of 6 June 2008 consists of 2,581,913,516 ordinary shares, of which 88,268,398 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,493,645,118 shares with voting rights.

The figure of 2,493,645,118 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc – Transaction in Own Shares
9 June 2008

National Grid plc announces that on 6 June 2008 it purchased 445,000 of its ordinary shares at a price of 714.96 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,492,350,118 and the number of ordinary shares in Treasury will be 89,563,398.

End

National Grid plc – Transaction in Own Shares
10 June 2008

National Grid plc announces that on 9 June 2008 it purchased 450,000 of its ordinary shares at a price of 707.41 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,491,900,118 and the number of ordinary shares in Treasury will be 90,013,398

End

National Grid plc – Transaction in Own Shares
11 June 2008

National Grid plc announces that on 10 June 2008 it purchased 500,000 of its ordinary shares at a price of 703.09 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,491,400,118 and the number of ordinary shares in Treasury will be 90,513,398

End

National Grid plc – Transaction in Own Shares
12 June 2008

National Grid plc announces that on 11 June 2008 it purchased 800,000 of its ordinary shares at a price of 699.88 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,490,600,118 and the number of ordinary shares in Treasury will be 91,313,398

End

National Grid plc – Transaction in Own Shares
13 June 2008

National Grid plc announces that on 12 June 2008 it purchased 500,000 of its ordinary shares at a price of 697.12 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,490,100,118 and the number of ordinary shares in Treasury will be 91,813,398

End

National Grid plc – Transaction in Own Shares
16 June 2008

National Grid plc announces that on 13 June 2008 it purchased 675,000 of its ordinary shares at a price of 692.56 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,489,425,118 and the number of ordinary shares in Treasury will be 92,488,398.

End

National Grid plc – Transaction in Own Shares
17 June 2008

National Grid plc announces that on 16 June 2008 it purchased 700,000 of its ordinary shares at a price of 692.08 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,488,744,624 and the number of ordinary shares in Treasury will be 93,168,892.

End

National Grid plc – Transaction in Own Shares
18 June 2008

National Grid plc announces that on 17 June 2008 it purchased 330,000 of its ordinary shares at a price of 699.20 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,488,414,624 and the number of ordinary shares in Treasury will be 93,498,892.

End

National Grid plc – Transaction in Own Shares
19 June 2008

National Grid plc announces that on 18 June 2008 it purchased 500,000 of its ordinary shares at a price of 693.73 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,487,914,624 and the number of ordinary shares in Treasury will be 93,998,892.

End

National Grid plc – Transaction in Own Shares
20 June 2008

National Grid plc announces that on 19 June 2008 it purchased 525,000 of its ordinary shares at a price of 697.00 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,487,389,624 and the number of ordinary shares in Treasury will be 94,523,892.

End

National Grid plc – Transaction in Own Shares
23 June 2008

National Grid plc announces that on 20 June 2008 it purchased 790,000 of its ordinary shares at a price of 683.80 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,486,849,624 and the number of ordinary shares in Treasury will be 95,063,892.

End

National Grid plc – Transaction in Own Shares
24 June 2008

National Grid plc announces that on 23 June 2008 it purchased 1,025,000 of its ordinary shares at a price of 682.57 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,485,824,624 and the number of ordinary shares in Treasury will be 96,088,892.

End

National Grid plc – Transaction in Own Shares
25 June 2008

National Grid plc announces that on 24 June 2008 it purchased 925,000 of its ordinary shares at a price of 674.70 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,484,899,624 and the number of ordinary shares in Treasury will be 97,013,892.

End

National Grid plc – Transaction in Own Shares
26 June 2008

National Grid plc announces that on 25 June 2008 it purchased 1,000,000 of its ordinary shares at a price of 667.28 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,483,899,624 and the number of ordinary shares in Treasury will be 98,013,892.

End

National Grid plc – Transaction in Own Shares
27 June 2008

National Grid plc announces that on 26 June 2008 it purchased 660,000 of its ordinary shares at a price of 659.34 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,483,239,624 and the number of ordinary shares in Treasury will be 98,673,892.

End

National Grid plc – Transaction in Own Shares
30 June 2008

National Grid plc announces that on 27 June 2008 it purchased 1,500,000 of its ordinary shares at a price of 644.65 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,481,739,624 and the number of ordinary shares in Treasury will be 100,173,892.

End

National Grid plc – Transaction in Own Shares
01 July 2008

National Grid plc announces that on 30 June 2008 it purchased 700,000 of its ordinary shares at a price of 652.87 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,481,039,624 and the number of ordinary shares in Treasury will be 100,873,892.

End

National Grid plc – Transaction in Own Shares
02 July 2008

National Grid plc announces that on 1 July 2008 it purchased 1,200,000 of its ordinary shares at a price of 645.23 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,479,863,517 and the number of ordinary shares in Treasury will be 102,049,999.

End

National Grid plc – Transaction in Own Shares
03 July 2008

National Grid plc announces that on 2 July 2008 it purchased 850,000 of its ordinary shares at a price of 649.34 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,479,013,517 and the number of ordinary shares in Treasury will be 102,899,999.

End

National Grid plc – Transaction in Own Shares
04 July 2008

National Grid plc announces that on 3 July 2008 it purchased 700,000 of its ordinary shares at a price of 651.10 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,478,313,517 and the number of ordinary shares in Treasury will be 103,599,999.

End

National Grid plc – Transaction in Own Shares
07 July 2008

National Grid plc announces that on 4 July 2008 it purchased 550,000 of its ordinary shares at a price of 656.29 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,477,763,517 and the number of ordinary shares in Treasury will be 104,149,999.

End

National Grid plc – Transaction in Own Shares
08 July 2008

National Grid plc announces that on 7 July 2008 it purchased 425,000 of its ordinary shares at a price of 660.68 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,477,338,517 and the number of ordinary shares in Treasury will be 104,574,999.

End

National Grid plc – Transaction in Own Shares
09 July 2008

National Grid plc announces that on 8 July 2008 it purchased 600,000 of its ordinary shares at a price of 670.56 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,476,738,517 and the number of ordinary shares in Treasury will be 105,174,999.

End

National Grid plc – Transaction in Own Shares
10 July 2008

National Grid plc announces that on 9 July 2008 it purchased 587,000 of its ordinary shares at a price of 680.40 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,476,151,517 and the number of ordinary shares in Treasury will be 105,761,999.

End

 National Grid plc – Transaction in Own Shares

11 July 2008

National Grid plc announces that on 10 July 2008 it purchased 550,000 of its ordinary shares at a price of 668.51 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,475,601,517 and the number of ordinary shares in Treasury will be 106,311,999.

End